July 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Aja Eiden and Katherine Bagley

Re: BioSig Technologies, Inc.

Registration Statement on Form S-1

File No. 333-280525

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Wednesday, July 31, 2024, or as soon thereafter as practicable.

If you have any questions, please call Avital Perlman, Esq. at (212)-930-9700 or Christian Lichtenberger, Esq. at (646)-810-0591.

Very truly yours,

BIOSIG TECHNOLOGIES, INC.

By:	/s/ Anthony Amato
Name:	Anthony Amato
Title:	Chief Executive Officer